SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 4)*

Sanuwave Health, Inc.
(Name of Issuer)
Common Stock, Par Value $0.001
(Title of Class of Securities)
80303D 107
(CUSIP Number)

David N. Nemelka

732 N. Main Street

Springville, UT 84663

(801) 361-3746

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box. G.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80303D 107

1	Names of Reporting Persons David N. Nemelka

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) _____________________ (b) _____________________

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) .

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,390,537

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,390,537

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,390,537

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .

13	Percent of Class Represented by Amount in Row (11) 15.1%

14	Type of Reporting Person (See Instructions) IN

ITEM 1.

Security and Issuer

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) relates to the shares of common stock, par value $0.001 (the “Common Stock”), of Sanuwave Health, Inc., a Nevada corporation (the “Issuer”).  Amendment No. 4 is being filed by David N. Nemelka (the “Reporting Person” or “Mr. Nemelka”) to amend and supplement the Items set forth below of the Reporting Person’s Schedule 13D filed with the Securities and Exchange Commission on October 20, 2010, as amended by Amendment No. 1 thereto filed on November 16, 2010, Amendment No. 2 thereto filed on November 26, 2010 and Amendment No. 3 thereto filed on December 7, 2010.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 3.

Source and Amount of Funds or Other Consideration

The source of the funds used to purchase the Issuer’s Common Stock was Mr. Nemelka’ s personal funds, including funds in his profit sharing and Roth 401(k) accounts.

ITEM 5.

Interest in Securities of the Issuer

(a)

As of the date hereof, the Reporting Person is the beneficial owner of 3,390,537 shares of Common Stock, representing approximately 15.1% of the Issuer’s outstanding Common Stock based on the 16,744,817 shares of Common Stock outstanding as of March 15, 2011 as reported in the Issuer’s Form 10-K for the fiscal year ended December 31, 2010 as adjusted for the 4,162,719 shares of Common Stock issued by the Issuer in private transactions as reported in the Issuer’s current report on Form 8-K filed April 7, 2011.  In calculating the Reporting Person’s ownership percentage, shares of Common Stock which are subject to options, warrants and call agreements exercisable within 60 days have been treated as outstanding shares.  The shares of Common Stock beneficially owned by the Reporting Person consist of the following: (i) 46,264 shares held of record by a corporation of which the Reporting Person is the sole officer, director and stockholder; (ii) 24,000 shares held of record by the Reporting Person’s profit sharing plan over which the Reporting Person acts as trustee; (iii) 605,000 shares held of record by the Reporting Person’s Roth 401(k) Plan over which the Reporting Person acts as trustee;  (iv) 1,149,259 shares owned directly by the Reporting Person; (v) Class A Warrants to purchase 66,755 shares at a price of $4.00 per share at any time on or before September 25, 2014; (vi) Class B Warrants to purchase 66,755 shares at a price of $8.00 per share at any time on or before September 25, 2014; (vii) Class D Warrants held by the Reporting Person to purchase 772,504 shares of Common Stock at a price of $2.00 per share at any time on or before October 12, 2012; (viii) Class D Warrants held by the Reporting Person’s Roth 401(k) Plan to purchase 350,000 shares of Common Stock at a price of $2.00 per share at any time on or before October 12, 2012; and (ix) Class E Warrants held by the Reporting Person to purchase up to 310,000 shares of Common Stock at an exercise price of $4.00 per share at any time on or before April 11, 2016.

(b)

Number of shares of Common Stock as to which the Reporting Person has:

(i)

Sole power to vote or direct the vote:   3,390,537

(ii)

Shared power to vote or direct the vote:   0

(iii)

Sole power to dispose or direct the disposition:   3,390,537

(iv)

Shared power to dispose or direct the disposition:   0

(c)

The following constitute all transactions with respect to the Common Stock effected by the Reporting Person since the filing of Amendment No. 3 to the Schedule 13D on December 7, 2010:

(i)

On January 31, 2011, the Reporting Person exercised Unit Purchase Options to acquire from the Issuer 386,252 Units at a price of $2.00 per Unit, with each Unit consisting of one share of the Issuer’s Common Stock and one two-year Class D Warrant to purchase one share of Common Stock at an exercise price of $2.00.

(ii)

On January 31, 2011, the Reporting Person’s Roth 401(k) exercised Unit Purchase Options to acquire from the Issuer 300,000 Units at a price of $2.00 per Unit, with each Unit consisting of one share of the Issuer’s Common Stock and one two-year Class D Warrant to purchase one share of Common Stock at an exercise price of $2.00.

(iii)

On April 11, 2011, the Reporting Person acquired from the Issuer in a private transaction 310,000 Units for a purchase price of $3.25 per Unit, with each Unit consisting of one share of the Issuer’s Common Stock and one five-year Class E Warrant to purchase one share of Common Stock at an exercise price of $4.00.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2011

/s/ David N. Nemelka

David N. Nemelka